Exhibit 5.1

FOR IMMEDIATE RELEASE               CONTACT: Joanna Manley
Boulder, Colorado                   Investor Relations Manager
December 9, 1998                    (303) 443-4662

HAUSER, INC. AND ZUELLIG GROUP N. A., INC. TO MERGE
OPERATIONS, CREATING LEADER IN HERBAL EXTRACTS

Hauser (NASDAQ:HAUS) and Zuellig Group N.A., Inc. (ZGNA) announced today that they have agreed to merge certain business operations. Hauser will merge with Zuellig Botanical Extracts, Inc. (the extract business within Botanicals International), Wilcox Drug Company, Inc. (known as Wilcox Natural Products), and ZetaPharm, Inc., thereby creating the leading U.S. supplier of herbal extracts, botanical raw materials and related products to the fast-growing nutritional industry. The transaction will be accounted for as a purchase, with an approximate valuation of $66 million. Fiscal year 1998 combined companies' revenues were over $125 million. Hauser also will have an option to acquire the powders business of Botanicals International.

Upon closing, Hauser shareholders will own 51.0% of the combined company, while ZGNA will own 10.05 million shares representing 49.0%. Wells Fargo Bank, NA has issued a commitment to provide a $35 million line of credit and a $10 million fixed asset line in support of the merged companies. Hauser will assume approximately $19.0 million of the acquired subsidiaries' bank debt. The agreement is subject to approval by Hauser shareholders and customary closing conditions. Hauser management expects the transaction to close in March 1999, during the company's fiscal 1999 fourth quarter, and aside from transaction related charges, to be accretive to earnings in fiscal year 2000.

The new organization will be headquartered in Boulder, Colorado, and operate under the Hauser name. Dean P. Stull, Ph.D., current Chairman, President and CEO of Hauser, and Volker Wypyszyk, CEO of ZGNA, will share the office of CEO. Dean Stull will continue as Chairman and Volker Wypyszyk will assume the responsibilities of President.

Commenting on the merger, Dr. Stull said, "This merger will create a significant domestic supplier to manufacturers of dietary supplements, particularly those in the attractive herbal segment of the "nutraceuticals" industry. Botanicals International and Wilcox have been leading suppliers of natural plant raw materials sourced worldwide. Zuellig Botanical Extracts has a reputation as a leading full-service distributor, enjoying long-standing relationships with U.S. dietary supplement manufacturers. Zuellig Botanical Extracts' strengths in the marketplace and Wilcox' sourcing of raw botanicals will complement Hauser's manufacturing and technological leadership."

Stull continued, "This merger generates both competitive synergies and operational efficiencies. Our competitive positions will be enhanced by offering customers an expanded, comprehensive line of botanical extracts and herbs, in addition to unmatched technical capabilities through Hauser Laboratories and our subsidiary, Shuster Laboratories."

Mr. Wypyszyk stated, "I am excited about the combination of Hauser's considerable expertise and capabilities in herbal extraction, as evidenced by Hauser's NaturEnhance[Registered Trademark] extracts, with our knowledge of both raw material sourcing and quality. The sales force will market NaturEnhance[Registered Trademark] extracts as well as the Botanicals International's Identilok[Trademark] botanical powders allowing us to meet our customers' needs. We anticipate the integration of our two organizations will be accomplished quickly and without disruption to our customers."


To focus corporate resources on its Natural Ingredients and Technical Services business units, Hauser will discontinue its paclitaxel business and at the end of the current fiscal quarter will incur a one-time charge of approximately $25-30 million. Management is pursuing several alternatives to restructure or divest the business and expects to have such a restructuring or divestiture completed during the first half of fiscal year 2000.

About Zuellig Botanical Extracts, Inc., Wilcox Natural
Products and ZetaPharm, Inc.
Zuellig Botanical Extracts, Inc. of Long Beach, California, markets and distributes herbal extracts and value added products such as its Naturspan[Trademark] time release line of products.

Wilcox Natural Products of Boone, North Carolina, is active in cultivation and sourcing of wild-crafted botanical raw materials through its network of collectors and dealers.

ZetaPharm, Inc., of New York, New York, imports and distributes bulk vitamins, nutritional supplements, pharmaceutical ingredients and food additives for the health food, pharmaceutical, and food / beverage industries.

About Hauser, Inc.
Hauser, a Customer Connected[Service Mark] company headquartered in Boulder, Colorado, develops, manufactures and markets superior natural products and offers unsurpassed technical services. In addition to producing high-quality extracts under the NatureEnhance[Registered Trademark] trademark, the company also provides sophisticated product development, research, testing and related technical services through Hauser Laboratories and Hauser's subsidiary, Shuster Laboratories, Inc.

# # # # #

The statements made above, which are not historical, are forward-looking statements. The actual results of Hauser may vary materially from the forward-looking statements made above because of important factors such as the risk that the merger will not be approved by the shareholders of Hauser or that any of the other conditions to the closing of the merger will not be met, the risk that the integration of the two organizations will be disruptive to the operations of Hauser, the risk that Hauser will have difficulty in eliminating its paclitaxel business, the risk that Hauser will not be successful in securing funding to expand operations, the risk that new products will not be developed on time or meet market expectations, the risk that management will not be successful at gaining or retaining market share or controlling operating expenses and product costs, the risk of increased governmental regulation, and the risk that pricing and other competitive pressures worldwide will cause margins to erode significantly. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements made above is contained in Hauser's disclosure documents to be on file with the U.S. Securities and Exchange Commission, including its Form 10-K for the year ended April 30, 1998, and its Form 10-Q for the quarter ended October 31, 1998, to be filed.